Filed by Denali Holding Inc.

Form S-4 File No. 333-208524

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: EMC Corporation (Commission File No. 1-09853)

•	The following is an excerpt from an email sent to all Dell Global Team Members by Rory P. Read, Chief Integration Officer, at Dell Inc.

Industry Enthusiasm

Dell and EMC are companies with demonstrated ability to win in fast-changing markets. Being privately controlled, along with our investments in R&D and innovation, will give us unmatched scale, strength and flexibility to help our customers achieve their goals. I wanted to share some of the feedback we are getting from the industry on the deal – there is a lot of excitement and anticipation for the products and solutions our combined company will be able to deliver.

•	Last week Rob Enderle published an article <LINK: http://www.itbusinessedge.com/blogs/unfiltered-opinion/dellemc-merger-why-people-dont-get-this-is-different.html>, “Dell/EMC Merger: Why People Don’t Get This Is Different,” and he comments, “Granted, a large merger will stress any process but, given EMC’s structure and Dell’s approach, there should be little customer impact for 12 to 18 months, and much of that initial impact should be positive.” He went on to say, “Both EMC and Dell are successful, both have decent merger processes, but Dell’s is outstanding and it is the acquiring company. Virtually every merger that Dell has done for a decade has been successful and it also successfully took the company private.”

•	CRN wrote <LINK: http://www.crn.com/news/data-center/300079880/partners-cheer-dells-steady-hand-in-emc-exec-integration-effort.htm> that “Partners Cheer Dell’s Steady Hand in EMC Exec Integration Effort” and quoted channel partners who say “Dell is taking the right approach to the integration of EMC into its organization.” Stephen Monteros, vice president at Sigmanet, a Dell and EMC partner, comments, “This is a great approach. They’ve announced [changes] early with a focus on continuity. This is exactly what is needed to get off on the right foot.”

The contents of the links above are as follows:

“Dell/EMC Merger: Why People Don’t Get This Is Different”:

Mergers generally fail and large mergers generally fail spectacularly, so I get why many of my peers think the Dell/EMC merger will be a train wreck. They also thought Dell couldn’t be taken private because, generally, for a company like Dell, the path would be virtually impossible particularly if you had a corporate raider like Carl Icahn working against you.

But here’s the thing: I’ve spent a lot of time looking at merger processes. I ran a merger clean-up team when I was at IBM (and I was really busy), and I’ve looked at Dell’s process in depth, one that was initially developed at IBM but refined at Dell. I learned there is nothing like it. Granted, a large merger will stress any process but, given EMC’s structure and Dell’s approach, there should be little customer impact for 12 to 18 months, and much of that initial impact should be positive.

In most every other large merger, there would be a reason to run for the hills, largely because most large companies don’t want to learn from their mistakes and would rather focus on shooting the people that made them. But Dell is very different. It actually has an incredibly successful merger process that, for some screwy reason, no one else seems to want to emulate.

I’ll compare the HP/Compaq merger that I thought was idiotic to the Dell/EMC merger, so you get a sense of what makes this different.

HP/Compaq

This HP/Compaq merger really set the tone for large mergers in its class, and not in a good way. Both HP and Compaq were in trouble and Carly Fiorina needed something big to take folks’ minds off the fact that she sucked at setting financial expectations. She’d come out of marketing and just didn’t seem to get that she could be as positive as she wanted about product but she needed to sandbag and not over-hype financial performance, particularly at the front end of a turnaround.

No one seemed to have the slightest idea of how to do this until the founders’ families on the board rejected the deal and a proxy fight resulted in the creation of a plan. It turned out to be a pretty good one, but had that proxy fight not occurred, at the close of the merger, there would have been no detailed plan on how to bring the two companies together.

Even with the plan, one thing that was overlooked was that Compaq had bought Digital Equipment Company some time back and had not been able to get rid of much of the related cost, even though much of the revenue had evaporated. Once the merger was done, because the resulting entity was profitable, they weren’t able to cut jobs in Europe, which was heavily overstaffed and arguably overpaid.

Finally, the proxy fight butchered the board, eventually contributed to the termination of Fiorina, and set the stage for what has been a revolving door of CEOs and top executives, eventually leading to a catastrophic split in the firm.

Dell/EMC

Neither Dell nor EMC are in financial distress. EMC was under pressure to break up by “activist investors” so that valuations could increase and a qualified successor for Joe Tucci could be found. But it isn’t in trouble and Dell’s going private has resulted in massive financial success for that company. So the goal isn’t to magically find benefit in smashing two sick companies together; it’s more to keep EMC from being broken up once Tucci retires. It’s mostly a creative way to take EMC private.

Dell and EMC are already circulating a two-year plan for the merger. While I can’t talk about it in detail, it starts with executive alignment at the top and it is consistent with Dell’s process which, unlike HP’s, focuses on identifying and protecting assets, not forcing the culture and structure of the purchasing company on the purchased firm. And rather than struggling to create a plan to convince large investors to side with the CEO in a panic, at this point they are actively presenting the two-year operations plan to operation groups so they can hit the ground running when the deal is done. They’ve already started to announce executive realignments.

As a result, the internal strife that often seems to be heavily evident in mergers like this is virtually impossible to find here. And while the regulatory and financing processes still take time, the approach still appears measured rather than panicked. There is, as yet, no reason to assume this merger won’t be as successful as all of the other mergers Dell has done over the last decade, particularly since the incredibly successful Dell merger process has been in place.

As far as visible status, regulatory approval in Europe and the U.S. is done, staffing has been announced, and the EMC stockholder’s vote is coming with little reported opposition. Dell has even started aligning partners, something that typically happens toward the end of the process. So, by all objective measures, the merger is nearing completion.

Wrapping Up

There’s an old joke about two guys watching a western. One guy leans over and says to the other, “I bet you $5 the cowboy in the movie falls off his horse.” The other guy says, “You’re on.” The cowboy falls off the horse a little while later. The first guy says, “I can’t take your money because I’d already seen the movie and knew this would happen.” The other guy says, “Keep it, I saw the movie as well and didn’t think he’d be stupid enough to do it twice.” Both EMC and Dell are successful, both have decent merger processes, but Dell’s is outstanding and it is the acquiring company. Virtually every merger that Dell has done for a decade has been successful and it also successfully took the company private. So why would anyone assume either company would suddenly screw up now?

Of course I can’t answer why everyone on the planet doesn’t copy Dell’s acquisition process or EMC’s customer care process. Actually I can, because, for most, it is still more important to find someone to blame when things go wrong than to ensure they go right in the first place. That’s not the way EMC, and especially Dell, operate, so getting against them, like the guy that bet that the cowboy wouldn’t fall, is a bad bet. Perhaps Forbes was prophetic, or maybe they just understand how to read an actual trend.

Rob Enderle is President and Principal Analyst of the Enderle Group, a forward-looking emerging technology advisory firm. With over 30 years’ experience in emerging technologies, he has provided regional and global companies with guidance in how to better target customer needs; create new business opportunities; anticipate technology changes; select vendors and products; and present their products in the best possible light. Rob covers the technology industry broadly. Before founding the Enderle Group, Rob was the Senior Research Fellow for Forrester Research and the Giga Information Group, and held senior positions at IBM and ROLM. Follow Rob on Twitter @enderle, onFacebook and on Google+.

“Partners Cheer Dell’s Steady Hand in EMC Exec Integration Effort”:

Solution providers say Dell is taking the right approach to the integration of EMC into its organization as it named several executives to key positions ahead of its proposed$67 billion acquisition of the data storage giant.

“It’s great to see the two companies co-existing,” said Dan Serpico, CEO of FusionStorm, a large Dell and EMC solution provider based in San Francisco. “The bigger question is where the customers line up.”

So far, Dell appears to be striking a good balance with its integration decisions, said Stephen Monteros, vice president of sales operations at Dell and EMC partner Sigmanet, Ontario, Calif. “This is a great approach,” Monteros said. “They’ve announced [changes] early with a focus on continuity. This is exactly what is needed to get off on the right foot.”

In a memo to the global Dell team filed with U.S. Securities and Exchange Commission on Tuesday afternoon, CEO Michael Dell detailed the new leadership roster, which changes the titles of several key executives, but doesn’t exactly shake up the existing teams.

According to the memo, Dell’s executive group will include VMware CEO Pat Gelsinger; SecureWorks President and CEO Mike Cote; Pivotal CEO Rob Mee; and Rodney Rogers, CEO of Virtustream.

As for EMC chief executive Joe Tucci, Dell thanks the longtime leader “for his insights and assistance.” When the deal was announced in October, Dell said Tucci would stay on as EMC chairman, president and CEO only until the transaction closes. “I look forward to continuing to work with him on our integration planning,” Michael Dell said of Tucci. “There are still critical decisions to be made about a number of important pieces of our new company and some of that work is still ongoing.”

Decisions about other executive appointments will be made soon, Dell said.

The execs will be in their new positions as soon as the blockbuster deal closes, which is expected to be sometime between May and October. Sources tell CRN that Dell is targeting the early end of that window to close the transaction. Sources have also told CRN that Dell intends to take a “do no harm” approach to the integration, which could take up to a year to complete.

The first executive mentioned in the memo is Jeremy Burton, EMC’s marketing president, who is being made Dell chief marketing officer. Karen Quintos, Dell’s current CMO, is being made chief customer officer and will be responsible for “leading revenue and margin-enhancing programs, ensuring a consistent customer experience across multiple channels, and driving strategies to strengthen and build profitable customer relationships,” according to the memo. “Karen will also lead Corporate Citizenship, including social responsibility, entrepreneurship and diversity,” the memo says.

Rory Read and Howard Elias, Dell and EMC chief operating officers, respectively, before the acquisition deal was announced, have been heading up integration efforts since last fall as co-chief integration officers. They’ll continue with those titles after the merger closes, according to the memo.

Dell is organizing its Enterprise Systems Group under President David Goulden, currently CEO of EMC Information Infrastructure. As president of the group, Goulden will be responsible for Dell’s server, storage, networking, converged infrastructure and solutions, according to the memo.

Bill Scannell, EMC’s global sales chief, will work under Goulden as president of enterprise sales and will lead Dell’s global go-to-market organization serving enterprise customers. Also under Goulden are Rodney Rogers, CEO of EMC cloud services powerhouse Virtustream; Amit Yoran, head of RSA; and Rohit Ghai, president of EMC’s enterprise content division.

While Scannell heads up enterprise sales, Dell’s Marius Haas will continue as president and chief commercial officer, leading global go-to-market for Dell’s commercial business, which has historically focused on midmarket and SMB customers.

Steve price continues as chief human resources officer and Rich Rothberg remains as general counsel under the reorganization. Also status quo will be John Swainson, president of Dell Software; Suresh Vaswani, president of Dell Services; and CFO Tom Sweet.

Jeff Clarke, currently Dell vice chairman and head of the company’s personal computing operation, will get a slightly new title: vice chairman and president, operations and client solutions. He’ll be responsible for global supply chain and end-user computing.

In other executive comings and goings Tuesday, VMware President and COO Carl Eschenbach left the company for a position at venture capital firm Sequoia Capital. VMware is 80 percent owned by EMC.

Dell recently cleared a couple of significant hurdles in its bid to acquire EMC. Both the European Union and the U.S. Federal Trade Commission have granted the deal unconditional anti-trust approval. EMC shareholders are expected to vote on the transaction in the spring.

Disclosure Regarding Forward Looking Statements

This communication contains forward-looking statements, which reflect Denali Holding Inc.’s current expectations. In some cases, you can identify these statements by such forward-looking words as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “confidence,” “may,” “plan,” “potential,” “should,” “will” and “would,” or similar expressions. Factors or risks that could cause our actual results to differ materially from the results we anticipate include, but are not limited to: (i) the failure to consummate or delay in consummating the proposed transaction; (ii) the risk that a condition to closing of the proposed transaction may not be satisfied or that required financing for the proposed transaction may not be available or may be delayed; (iii) the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated; (iv) risk as to the trading price of Class V Common Stock to be issued by Denali Holding Inc. in the proposed transaction relative to the trading price of shares of VMware, Inc. common stock; (v) the effect of the announcement of the proposed transaction on Denali Holding Inc.’s relationships with its customers, operating results and business generally; and (vi) adverse changes in general economic or market conditions. Denali Holding Inc. undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. This communication is being made in respect of the proposed business combination transaction between EMC Corporation and Denali Holding Inc. The proposed transaction will be submitted to the shareholders of EMC Corporation for their consideration. In connection with the issuance of Class V Common Stock of Denali Holding Inc. in the proposed transaction, Denali Holding Inc. has filed with the SEC a Registration Statement on Form S-4 (File No. 333-208524) that included a preliminary proxy statement/prospectus regarding the proposed transaction and each of Denali Holding Inc. and EMC Corporation plans to file with the SEC other documents regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each EMC Corporation shareholder entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain copies of the proxy statement/prospectus (when available) and all other documents filed with the SEC regarding the proposed transaction, free of charge, at the SEC’s website (http://www.sec.gov) or from Denali Holding Inc.’s website (http://www.dell.com/futurereadydell).

Participants in the Solicitation

Denali Holding Inc. and certain of its directors, officers and employees may participate in the solicitation of proxies from EMC Corporation shareholders in connection with the proposed transaction without additional compensation. Additional information regarding the persons who may, under the rules of the SEC, participate in the solicitation of EMC Corporation shareholders in connection with the proposed transaction and a description of their direct and indirect interest, by security holdings or otherwise, is set forth in the proxy statement/prospectus filed with the SEC in connection with the proposed transaction.

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